CERTIFICATE OF QUALIFIED PERSON

Jason Blais, P.Eng.

I, Jason Blais, P.Eng., certify that:

1. I am employed as a Principal Mining Consultant with Mining Plus Canada Consulting Ltd., (Mining Plus), with an office address of Suite 504, 999 Canada Place, Vancouver BC, Canada, V5C 3E1, Canada.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I graduated from the University of British Columbia with a Bachelor of Applied Science Degree in Mining Engineering and Co-operative Program in 2012.

4. I am a professional engineer registered with the Engineers and Geoscientists British Columbia (No.50105).

5. I have practiced my profession continuously for 13 years. I have been directly involved in mineral reserve estimation, mine design, mining operations, mine construction projects and mining studies since 2012 both in Canada and internationally. Previous projects that I have worked on that have similarities to the Panuco project are the NI 43- 101 Technical Report on Updated Mineral Resource and Reserve Estimate of the Keno Hill Silver District, the Fission Uranium NI 43-101 Feasibility Study on the Patterson Lake South Property and the Kwanika-Stardust Project NI 43- 101 Technical Report on Preliminary Economic Assessment.

6. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I visited the project site on June 17-18, 2025.

8. I am responsible for Sections 1.12, 1.13, 2.4.1, 15, 16.1, 16.3-16.10, 18.6.3, 21.2.2.5, 21.2.3, 21.3.3, 24.1, 25.8.2, 25.16.1.4, 25.16.2.4, 26.4.2 of the Technical Report.

9. I am independent of Vizsla Silver Corp. as independence is defined in Section 1.5 of NI 43-101.

10. I have not been previously involved with the Panuco Project.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 02, 2025

"Signed and sealed"

/s/ Jason Blais
Jason Blais, P.Eng.